Industrias Bachoco Announces Form 20-F Filing With The SEC

CELAYA, Mexico, April 28, 2017 /PRNewswire/ -- Industrias Bachoco S.A.B. de C.V. ("Bachoco" or "the Company") (NYSE: IBA; BMV: Bachoco) today filed its Annual Report on Form 20-F for the year ended December 31, 2016 with the Securities and Exchange Commission.

The 2016 Form 20-F can be downloaded from the SEC website at www.sec.gov and can also be found on Bachoco's website at https://corporativo.bachoco.com.mx/inversionistas/

The Company's Mexican shareholders and the holders of its ADRs can also request hard copies of the Form 20-F, free of charge, by contacting us at the following address:

INDUSTRIAS BACHOCO
Attention: María G. Jaquez, IR
Avenida Tecnológico 401
Celaya, Guanajuato, Mexico. 38010
T. +52 (461) 618 3555
inversionistas@bachoco.net

DISCLAIMER
The document contains certain information that could be considered forward looking statements concerning anticipated future events and performance of the Company. The statements reflect management's current beliefs based on information currently available and are not guarantees of future performance and are based on our estimates and assumptions that are subject to risks and uncertainties, including those described in our Annual Information Form, which could cause our actual results to differ materially from the forward-looking statements contained in this document. Those risks and uncertainties include risks associated with ownership in the poultry industry, competition for investments within the poultry industry, shareholder liability, governmental regulation, and environmental matters. As a result, there can be no assurance that actual results will be consistent with these forward-looking statements. Except as required by applicable law, Industrias Bachoco, S.A.B. de C.V., undertakes no obligation to publicly update or revise any forward-looking statement.